Exhibit 99.165

mCloud Signs MOU to Target Initial 5,000 National Retail Buildings with Fidus Global in the United States

Engagement expected to scale to tens of thousands of commercial buildings nationwide in the months ahead

VANCOUVER, Feb. 16, 2021 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it had signed a Memorandum of Understanding ("MOU") with Fidus Global, LLC ("Fidus Global") to commence sales, implementation, and ongoing field services for mCloud's AssetCare™️ segment for Connected Buildings in the United States.

Fidus Global is poised to immediately target over 5,000 commercial buildings from multi-site national retail brands, including outlets, warehouses, distribution centers, and light industry plants, to bring the full scope of AssetCare solutions to notable brands across the United States, including the Company's indoor air quality, HVAC optimization, and refrigeration monitoring capabilities. In the months ahead, mCloud and Fidus Global plan to expand the scope of this recent engagement to tens of thousands of commercial buildings across the country.

Fidus Global is a full-service controls engineering firm based in Arkansas with over 125 years of industrial automation experience and led by former executives from Amazon, FedEx, Tyson Foods, and Walmart. mCloud provides Fidus Global with the ability to offer AI-powered solutions. Fidus Global provides mCloud with a trusted partner capable of rapid scale who can help connect new sites to the AssetCare platform and coordinate with mCloud's AI-assisted Live Operations team to resolve field issues with customers.

"We are very excited to join forces with Fidus Global in our rapidly growing business for Connected Buildings," said Dr. Patrick O'Neill, mCloud's President for North America. "Because Fidus Global already has a solid customer base with large multi-site building portfolios, we expect to quickly add thousands of connected assets at a low cost of customer acquisition."

"We have seen the demand for our AssetCare indoor air quality and building efficiency solutions reach new heights as we continue to add buildings to our portfolio through our previously announced campaign in New York and California," O'Neill added. "The performance and compliance provided by AssetCare along with the highly qualified expertise that Fidus Global brings to customers is a perfect match to meet that demand nationwide."

"We look forward to working with mCloud to swiftly deploy AssetCare among our customers who are seeking solutions to fully re-open their businesses," said Aarron Hale, President of Fidus Global. "mCloud's AI capabilities and subscription-based business model combined with the experience we possess in automation design, integration, and ongoing maintenance is a powerful offering for our customers."

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Fidus Global, LLC.

Fidus Global is a full-service controls engineering firm with a diverse set of expertise from heavy manufacturing to eCommerce. The core team at Fidus Global is comprised of former Amazon, FedEx, Tyson Foods, and Walmart.com engineers, and has over 125 years of experience within industrial software and hardware automation. We deliver industry leading automation solutions to our customers, from project design to integration, and ongoing maintenance and service.

Aarron Hale, President of Fidus Global, spent four years in avionics with the US Navy, four years with Federal Express where he developed and maintained warehouse control systems ("WCS"), and four years at Amazon where he engineered supply chain fulfilment automation, robotics, and WCS integration solutions. Mr. Hale also spent a year with Walmart, where he managed Walmart's next-gen eCommerce WCS implementation including material handling equipment, conveyor design, engineering contracting, purchasing, reliability, maintenance, and automation controls. He started Fidus Global in 2020 to disrupt commercial automation by offering scalable open-architecture, customer-centric solutions. For more information, visit www.fidusglobal.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the growth in targeting and connecting buildings in the United States with Fidus Global.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2021/16/c0082.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 16-FEB-21